U.S. SECURITIES AND EXCHANGE COMMISSION

           Washington, D.C. 20549


                           FORM 12b-25


                      NOTIFICATION OF LATE FILING        SEC File No. 1-9828

           [X] Form 10-K/A            CUSIP NO. 363127 10 1


           For period ended: 12/31/98

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

           The Form 10-K/A will provide information called for by Items 10, 11, 12, and 13 of Form 10-K and will supplement the exhibits provided in Item 14.


           Part I--Registrant Information

           Full Name of Registrant:

           GAINSCO, INC.

           Address of Principal Executive Office:

           500 Commerce Street
           Fort Worth, TX  76102

           PART II Rules 12b-25 (b) and (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b) The subject annual report amendment will be filed on or before the fifteenth calendar day following the prescribed due date; and

           (c)  No exhibit referred to in Rule 12b-25(c) is applicable.

           PART III--Narrative

                               The Company is involved in a previously
                     announced process for the pursuit of
                     strategic alternatives to increase
                     shareholder values.  This process has
                     diverted the time and attention of key
                     personnel and made the development of
                     key data impossible without unreasonable difficulty or expense.

           PART IV Other Information

           (1) Name and telephone number of person to contact in regard to this notification:

                 Sam Rosen, Corporate Secretary; telephone 817/877-8108

           (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

              If the answer is no, identify report(s).

                [X ] Yes   [ ] No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                [ ] Yes   [X ] No

           If so, attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.


           GAINSCO, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                 Date: 04/30/99      By: /s/ Sam Rosen
                                         Sam Rosen, Corporate Secretary